UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2011

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth Quarter and Full Year 2010 Results and Declares Quarterly Dividend,” dated February 10, 2011.

Exhibit

1.	Press Release dated February 10, 2011

Textainer Group Holdings Limited Reports Fourth Quarter and Full Year 2010 Results and Declares Quarterly Dividend

Generates Record Revenue and Net Income;

Raises Dividend by 7.4% to $0.29 per Common Share, Representing Fourth Consecutive Increase to Quarterly Payout

Fourth Quarter and Year 2010 Highlights

•	Paid a $0.27 per common share dividend on November 24, 2010 to all shareholders of record as of November 15, 2010;

•

Declared a dividend increase of 7.4% to $0.29 per common share, payable on March 1, 2011 to all shareholders of record as of February 22, 2011, increasing total dividends declared since the October 2007 IPO to $3.29 per common share;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders of $40.0 million, or $0.81 per diluted common share, for the fourth quarter, and $120.0 million, or $2.43 per diluted common share, for the full year ended December 31, 2010;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) of $35.7 million, or $0.72 per diluted common share, for the fourth quarter, and $123.5 million, or $2.50 per diluted common share, for the full year ended December 31, 2010, the highest in our company’s history;

•	Increased average fleet utilization to 98.0% for the fourth quarter from 86.4% for the fourth quarter of 2009;

•

Extended the term and increased the size of the securitization facility of our principal asset-owning subsidiary, Textainer Marine Containers Limited, to a total revolving commitment of $750.0 million from $475.0 million for a two-year revolving period;

•

Utilized balance sheet strength to purchase a total of 214,000 Twenty-Foot Equivalent Units (“TEU”) of new containers delivered in 2010, representing a total of $503.7 million in capital expenditures, the highest in our company’s history;

•	Purchased 40,000 TEU of used containers that we previously managed, resulting in a transaction that was immediately accretive to earnings; and

•	Increased our owned portion of the total fleet to 51% as of December 31, 2010 from 45% as of December 31, 2009.

HAMILTON, Bermuda, February 10, 2011 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”, the “Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the fourth quarter and full year ended December 31, 2010.

Total revenue for the fourth quarter 2010 was $84.0 million, which was an increase of $16.7 million, or 25%, compared to $67.3 million for the prior year quarter. For the year ended December 31, 2010, total revenue was $303.9 million, which was an increase of $64.9 million, or 27%, compared to $239.0 million for the prior year. EBITDA(1—see GAAP to non-GAAP reconciliations) for the fourth quarter 2010 was $65.3 million, which was an increase of $23.6 million, or 57%, compared to $41.7 million for the prior year quarter. The increase in EBITDA(1) for the fourth quarter 2010 compared to the prior year quarter was primarily due to an 11.6 percentage point improvement in utilization and a 13.4% increase in the Company’s owned fleet size. EBITDA(1) for the year ended December 31, 2010 was $219.0 million, which was an increase of $50.3 million, or 30%, compared to $168.7 million for the prior year. The increase in EBITDA(1) for the year ended December 31, 2010 compared to the prior year was primarily due to a 16.6% increase in the Company’s owned fleet size, an 8.2 percentage point improvement in utilization and a $15.3 million increase in gains on sales of containers, net, partially offset by a gain of $19.4 million in the prior year due to the early extinguishment of debt in 2009.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) for the fourth quarter 2010 was $35.7 million, which was an increase of $13.6 million, or 61%, compared to $22.1 million for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) for the fourth quarter 2010 was positively affected by the improvement in utilization and the increase in the Company’s owned fleet size. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net(1) for the fourth quarter 2010 was $0.72 per share, which was an increase of $0.26 per share, or 57%, compared to $0.46 per share for the prior year quarter.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) for the year ended December 31, 2010 was $123.5 million, which was an increase of $41.9 million, or 51%, compared to $81.6 million for the prior year. The increase in net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) was primarily due to the increase in the Company’s owned fleet size, the improvement in utilization and the increase in gains on sales of containers, net, partially offset by the gain due to the early extinguishment of debt in 2009. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net(1) for the year ended December 31, 2010 was $2.50 per share, which was an increase of $0.81 per share, or 48%, compared to $1.69 per share for the prior year.

Net income attributable to Textainer Group Holdings Limited common shareholders for the fourth quarter 2010 was $40.0 million, which was an increase of $14.7 million, or 58%, compared to $25.3 million for the prior year quarter. The increase in net income attributable to Textainer Group Holdings Limited common shareholders was primarily due to the improvement in utilization and the increase in the Company’s owned fleet size. Net income attributable to Textainer Group Holdings Limited common shareholders for the year ended December 31, 2010 was $120.0 million, which was an increase of $29.3 million, or 32%, compared to $90.8 million for the prior year. The increase in net income attributable to Textainer Group Holdings Limited common shareholders was primarily due to the increase in the Company’s owned fleet size, the improvement in utilization and the increase in gains on sales of containers, net, partially offset by the gain due to the early extinguishment of debt in 2009 and $4.0 million of unrealized losses on interest rate swaps, net in the year ended December 31, 2010 compared to $11.1 million of unrealized gains on interest rate swaps, net in the prior year.

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the fourth quarter 2010 was $0.81, which was an increase of $0.29 per share, or 56%, from the $0.52 per share for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the year ended December 31, 2010 was $2.43, which was an increase of $0.55 per share, or 29%, from the $1.88 per share for the prior year.

John A. Maccarone, President and Chief Executive Officer of Textainer, commented, “Our record financial results for 2010 demonstrate management’s continued successful execution of its growth strategy and further strengthens the Company’s industry leading position. During 2010, we significantly expanded our fleet with the acquisition of 214,000 TEU of new containers, which contributed to a 27.2% increase in total revenue and a 32.2% increase in net income attributable to Textainer Group Holdings Limited common shareholders compared to the prior year. Our results also benefited from a worldwide shortage of containers, which resulted in historically high utilization rates throughout the year. With

1,683,779 TEU, or 72.8%, of our fleet supported by long-term leases, we expect to be able to provide our shareholders with a sizeable contracted revenue stream. We also intend to utilize our considerable financial flexibility, including nearly $1 billion in total credit facilities with current liquidity of over $292 million, to capitalize on future growth opportunities that further expand our earnings power.”

Mr. Maccarone concluded, “As a result of our record results, balance sheet strength and the favorable market trends in the container leasing industry, Textainer’s Board declared a dividend increase for the fourth consecutive quarter. The $0.29 per share dividend for the three months ended December 31, 2010 represents a 7.4% increase from our previous quarterly payout and a 26.1% increase from the fourth quarter of 2009. In continuing our record of providing shareholders with sizeable and increasing cash distributions, we have now raised our quarterly payout a total of seven times since going public in October 2007 for a cumulative dividend of $3.29 per common share.”

Outlook

Industry

We expect new container production to be approximately 3.5 million TEU in 2011, compared to approximately 2.4 million TEU in 2010, due to stronger replacement demand, vessel capacity growth of approximately 6.8% and cargo volume growth of approximately 9.7%. In 2010, the container leasing industry purchased about two-thirds of all new container production as shipping lines were capital constrained. We expect the leasing sector to be major purchasers and suppliers of new containers again in 2011 as shipping lines continue to rely on leasing companies, such as Textainer, to meet their requirements for new containers. As a result of these positive trends, we expect utilization to remain in the high 90% range and the resale market for used containers to remain strong during 2011.

Strategic Focus

Our record year of new container purchases in 2010 consisted of 214,000 TEU at a cost of $503.7 million. Consistent with our strategy to increase the percentage of our owned fleet, approximately 90% of the new containers delivered in 2010 are owned by Textainer. Additionally, we purchased containers totaling 40,000 TEU that we had previously managed. Currently, our owned containers comprise 50.9% of Textainer’s total fleet as compared to 45.4% as of December 31, 2009. We generally earn significantly more income per TEU from containers that we own than from containers that we manage.

With the extension of the term of the securitization facility of Textainer Marine Containers Limited by two years and the increase in its size to a total revolving commitment of $750.0 million from $475.0 million in the second quarter of 2010, combined with a low debt-to-equity ratio of 1.3:1, we are in a strong position to continue to execute our growth strategy. We expect our capital expenditures for new container purchases in 2011 to be considerably higher than in 2010 as we seek to take full advantage of attractive market opportunities. We will also continue to pursue accretive acquisitions.

Dividend

On February 8, 2011, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.29 per share on Textainer’s issued and outstanding common shares, payable on March 1, 2011 to shareholders of record as of February 22, 2011. This dividend is an increase of $0.02 per share from the prior quarter and will be the fourteenth consecutive quarterly dividend since Textainer’s October 2007 initial public offering. Combined, these dividends have averaged 46% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) during this period. The current dividend represents 40% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) for the fourth quarter and the last four quarterly dividends declared represent 41% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net(1) for the year ended December 31, 2010.

Investors’ Webcast

Textainer will hold a conference call and a Webcast with an accompanying slide presentation at 11:00 am EST on Thursday, February 10, 2011 to discuss Textainer’s 2010 fourth quarter and full year results. An archive of the Webcast will be available one hour after the live call through February 10, 2012. For callers in the U.S. the dial-in number for the conference call is 877-303-9078; for callers outside the U.S. the dial-in number for the conference call is 970-315-0455. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of 1.5 million containers, representing about 2.3 million TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, as well as specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We are one of the largest sellers of used containers, having sold more than 77,000 containers last year to more than 1,100 customers. We provide our services worldwide via a network of regional and area offices and independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding (i) Textainer’s expectation to be able to provide its shareholders with a sizeable contracted revenue stream; (ii) Textainer’s intention to utilize its considerable financial flexibility, including nearly $1 billion in total credit facilities with current liquidity of over $292 million, to capitalize on future growth opportunities that further expand its earnings power; (iii) Textainer’s expectation that new container production will be approximately 3.5 million TEU in 2011, compared to approximately 2.4 million TEU in 2010, due to stronger replacement demand, vessel capacity growth of approximately 6.8% and cargo volume growth of approximately 9.7%; (iv) Textainer’s expectation that the leasing sector will be major purchasers and suppliers of new containers again in 2011 as shipping lines continue to rely on leasing companies, such as Textainer, to meet their requirements for new containers; (v) Textainer’s expectation that utilization will remain in the 90% range and the resale market for used containers will remain strong during 2011; (vi) Textainer’s belief that, with the extension of the securitization facility of Textainer Marine Containers Limited by two years and the increase in its size to a total revolving commitment of $750.0 million from $475.0 million in the second quarter of 2010, combined with a low debt-to-equity ratio of 1.3:1, it is still in a strong position to continue to execute its growth strategy; (vii) Textainer’s expectation that its capital expenditures for new container purchases in 2011 will be considerably higher than in 2010; and (viii) Textainer’s belief that it will seek to take full advantage of attractive market opportunities and continue to pursue accretive acquisitions in 2011. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the risk that there could be a double-dip global recession that may adversely affect our business, financial condition and results of operations, including the risk that a double-dip global recession may delay or prevent Textainer’s customers from making payments; the risk that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance the continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; acquisitions involve a number of risks and present financial, managerial and operational challenges; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information—Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$57,081	$56,819
Accounts receivable, net of allowance for doubtful accounts of $8,653 and $8,347 in 2010 and 2009, respectively	63,511	68,896
Net investment in direct financing and sales-type leases	19,117	17,225
Trading containers	404	1,271
Containers held for sale	2,883	9,756
Prepaid expenses	8,603	1,785
Deferred taxes	1,895	1,463
Due from affiliates, net	—	126

Total current assets	153,494	157,341
Restricted cash	15,034	6,586
Containers, net of accumulated depreciation of $361,791 and $343,513 at 2010 and 2009, respectively	1,437,259	1,061,866
Net investment in direct financing and sales-type leases	72,224	63,326
Fixed assets, net of accumulated depreciation of $8,820 and $8,512 at 2010 and 2009, respectively	1,804	1,986
Intangible assets, net of accumulated amortization of $27,441 and $20,897 at 2010 and 2009, respectively	60,122	66,692
Interest rate swaps	1,320	731
Other assets	5,950	1,495

Total assets	$1,747,207	$1,360,023

Liabilities and Equity
Current liabilities:
Accounts payable	$6,296	$9,078
Accrued expenses	11,988	9,740
Container contracts payable	98,731	13,140
Deferred revenue	6,855	7,948
Due to owners, net	17,545	14,141
Secured debt facility	—	16,500
Bonds payable	51,500	51,500

Total current liabilities	192,915	122,047
Revolving credit facility	104,000	79,000
Secured debt facility	558,127	313,021
Bonds payable	175,570	226,875
Deferred revenue	2,994	11,294
Interest rate swaps	13,581	8,971
Income tax payable	20,821	18,656
Deferred taxes	8,632	6,894

Total liabilities	1,076,640	786,758

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 48,318,058 and 47,760,771 at 2010 and 2009, respectively	483	478
Additional paid-in capital	181,602	170,497
Accumulated other comprehensive loss	(52)	(111)
Retained earnings	401,849	329,449

Total Textainer Group Holdings Limited shareholders’ equity	583,882	500,313
Noncontrolling interest	86,685	72,952

Total equity	670,567	573,265

Total liabilities and equity	$1,747,207	$1,360,023

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three Months and Years Ended December 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2010	2009	2010	2009
Revenues:
Lease rental income	$68,237	$51,060	$235,827	$189,779
Management fees	8,072	6,581	29,137	25,228
Trading container sales proceeds	1,445	5,729	11,291	11,843
Gains on sale of containers, net	6,245	3,953	27,624	12,111

Total revenues	83,999	67,323	303,879	238,961

Operating expenses:
Direct container expense	4,094	11,476	25,542	39,062
Cost of trading containers sold	1,146	4,417	9,046	9,721
Depreciation expense	18,050	13,507	58,972	48,473
Amortization expense	1,756	1,601	6,544	7,080
General and administrative expense	5,575	5,056	21,670	20,304
Short-term incentive compensation expense	1,342	1,094	4,805	2,924
Long-term incentive compensation expense	1,118	959	5,318	3,575
Bad debt expense, net	399	99	145	3,304

Total operating expenses	33,480	38,209	132,042	134,443

Income from operations	50,519	29,114	171,837	104,518

Other income (expense):
Interest expense	(6,658)	(2,851)	(18,151)	(11,750)
Gain on early extinguishment of debt	—	—	—	19,398
Interest income	13	2	27	61
Realized losses on interest rate swaps and caps, net	(2,445)	(3,368)	(9,844)	(14,608)
Unrealized gains (losses) on interest rate swaps, net	5,495	3,894	(4,021)	11,147
Other, net	(762)	(90)	(1,591)	35

Net other (expense) income	(4,357)	(2,413)	(33,580)	4,283

Income before income tax and noncontrolling interest	46,162	26,701	138,257	108,801
Income tax (expense) benefit	(1,274)	1,382	(4,493)	(3,471)

Net income	44,888	28,083	133,764	105,330
Less: Net income attributable to the noncontrolling interest	(4,841)	(2,739)	(13,733)	(14,554)

Net income attributable to Textainer Group Holdings Limited common shareholders	$40,047	$25,344	$120,031	$90,776

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.83	$0.53	$2.50	$1.90
Diluted	$0.81	$0.52	$2.43	$1.88

Weighted average shares outstanding (in thousands):
Basic	48,255	47,761	48,108	47,761
Diluted	49,532	48,431	49,307	48,185

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years Ended December 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Years Ended December 31,
	2010	2009
Cash flows from operating activities:
Net income	$133,764	$105,330

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	58,972	48,473
Bad debt expense, net	145	3,304
Unrealized losses (gains) on interest rate swaps, net	4,021	(11,147)
Amortization of debt issuance costs	4,399	2,176
Amortization of intangible assets	6,544	7,080
Amortization of acquired above-market leases	26	1,456
Amortization of deferred revenue	(7,082)	(4,462)
Amortization of unearned income on direct financing and sales-type leases	(7,853)	(8,625)
Gains on sale of containers, net	(27,624)	(12,111)
Gain on early extinguishment of debt	—	(19,398)
Share-based compensation expense	5,457	3,493
Changes in operating assets and liabilities	(6,886)	(1,807)

Total adjustments	30,119	8,432

Net cash provided by operating activities	163,883	113,762

Cash flows from investing activities:
Purchase of containers and fixed assets	(419,650)	(144,274)
Purchase of intangible assets	—	(13,795)
Proceeds from sale of containers and fixed assets	75,530	58,833
Receipt of principal payments on direct financing and sales-type leases	41,156	23,748

Net cash used in investing activities	(302,964)	(75,488)

Cash flows from financing activities:
Proceeds from revolving credit facility	152,000	186,000
Principal payments on revolving credit facility	(127,000)	(160,000)
Proceeds from secured debt facility	327,000	196,500
Principal payments on secured debt facility	(98,500)	(167,500)
Principal payments on bonds payable	(51,500)	(53,293)
Extinguishment of bonds payable	—	(20,234)
(Increase) decrease in restricted cash	(8,448)	9,521
Debt issuance costs	(11,670)	(112)
Issuance of common shares upon exercise of share options	5,033	—
Dividends paid	(47,631)	(43,940)

Net cash provided by (used in) financing activities	139,284	(53,058)

Effect of exchange rate changes	59	113

Net increase (decrease) in cash and cash equivalents	262	(14,671)
Cash and cash equivalents, beginning of the year	56,819	71,490

Cash and cash equivalents, end of year	$57,081	$56,819

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months and Years Ended December 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to EBITDA and net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps and a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net for the three months and years ended December 31, 2010 and 2009 and a reconciliation of cash flows provided by operating activities to EBITDA for the years ended December 31, 2010 and 2009. EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps and caps, net, income tax expense, net income attributable to the noncontrolling interest, depreciation and amortization expense and the related impact on net income attributable to the noncontrolling interest), net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized (gains) losses on interest rate swaps, net and the related impact on net income attributable to the noncontrolling interest) and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized (gains) losses on interest rate swaps, net and the related impact on income tax expense and net income attributable to the noncontrolling interest) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized (gains) losses will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps, net is a noncash, non-operating item. We believe EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net or net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended December 31,		Years Ended December 31,
	2010	2009	2010	2009
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$40,047	$25,344	$120,031	$90,776
Adjustments:
Interest income	(13)	(2)	(27)	(61)
Interest expense	6,658	2,851	18,151	11,750
Realized losses on interest rate swaps and caps, net	2,445	3,368	9,844	14,608
Unrealized (gains) losses on interest rate swaps, net	(5,495)	(3,894)	4,021	(11,147)
Income tax expense (benefit)	1,274	(1,382)	4,493	3,471
Net income attributable to the noncontrolling interest	4,841	2,739	13,733	14,554
Depreciation expense	18,050	13,507	58,972	48,473
Amortization expense	1,756	1,601	6,544	7,080
Impact of reconciling items on net income attributable to the noncontrolling interest	(4,263)	(2,462)	(16,767)	(10,823)

EBITDA	$65,300	$41,670	$218,995	$168,681

Net cash provided by operating activities			$163,883	$113,762
Adjustments:
Bad debt expense, net			(145)	(3,304)
Amortization of debt issuance costs			(4,399)	(2,176)
Amortization of acquired above-market leases			(26)	(1,456)
Amortization of deferred revenue			7,082	4,462
Amortization of unearned income on direct financing and sales-type leases			7,853	8,625
Gains on sale of containers, net			27,624	12,111
Gain on early extinguishment of debt			—	19,398
Share-based compensation expense			(5,457)	(3,493)
Interest expense			18,151	11,750
Interest income			(27)	(61)
Realized losses on interest rate swaps and caps, net			9,844	14,608
Income tax expense			4,493	3,471
Changes in operating assets and liabilities			6,886	1,807
Impact of reconciling items on net income attributable to the noncontrolling interest			(16,767)	(10,823)

EBITDA			$218,995	$168,681

	Three Months Ended December 31,		Years Ended December 31,
	2010	2009	2010	2009
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net:
Net income attributable to Textainer Group Holdings Limited common shareholders	$40,047	$25,344	$120,031	$90,776
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(5,495)	(3,894)	4,021	(11,147)
Impact of reconciling item on net income attributable to noncontrolling interest	1,149	685	(601)	1,952

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized (gains) losses on interest rate swaps, net	$35,701	$22,135	$123,451	$81,581

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.81	$0.52	$2.43	$1.88
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(0.11)	(0.08)	0.08	(0.23)
Impact of reconciling item on net income attributable to noncontrolling interest	0.02	0.02	(0.01)	0.04

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized (gains) losses on interest rate swaps, net	$0.72	$0.46	$2.50	$1.69

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2011

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer